Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Kingsoft Cloud Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) RENEWAL AND AMENDMENTS OF CONTINUING
CONNECTED TRANSACTIONS IN RELATION TO
2022 KINGSOFT FRAMEWORK AGREEMENT;

(2) RENEWAL AND AMENDMENTS OF CONTINUING
CONNECTED TRANSACTIONS IN RELATION TO
2022 XIAOMI FRAMEWORK AGREEMENT; AND
(3) NOTICE OF THE EGM

Independent Financial Adviser to the Independent Board Committee
and the Independent Shareholders

A letter from the Board is set out on pages 6 to 33 of this circular. A letter from the Independent Board Committee is set out on pages 34 to 35 of this circular. A letter from the Independent Financial Adviser is set out on pages 36 to 57 of this circular. A notice convening the EGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on December 31, 2024 at 10:00 a.m., Hong Kong time is set out on pages 61 to 62 of this circular. A form of proxy for use at the EGM is also enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.ksyun.com).

Holders of the Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on December 29, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

Hong Kong, November 29, 2024

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2013 Share Award Scheme”	the share award scheme of the Company adopted on February 27, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 2. 2013 Share Award Scheme” in Appendix IV of the Listing Document

“2013 Share Option Scheme”	the share option scheme of the Company adopted on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 1. 2013 Share Option Scheme” in Appendix IV of the Listing Document

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 3. 2021 Share Incentive Plan” in Appendix IV of the Listing Document

“2022 Kingsoft Framework Agreement”	the business cooperation and service framework agreement entered into between Kingsoft Corporation and the Company on December 20, 2022 in relation to the provision of cloud services and the acceptance of comprehensive property management and administrative services by the Group

“2022 Xiaomi Framework Agreement”	the business cooperation and service framework agreement entered into between Xiaomi and the Company on December 20, 2022 in relation to the provision of cloud services, the purchase of customized terminal devices and software, and the acceptance of finance lease by the Group

DEFINITIONS

“2024 Kingsoft Framework Agreement”	the business cooperation and service framework agreement entered into between Kingsoft Corporation and the Company on November 19, 2024 in relation to the provision of cloud services, the acceptance of comprehensive property services, the acceptance of comprehensive technology services, and the acceptance of property lease services by the Group

“2024 Xiaomi Framework Agreement”	the business cooperation and service framework agreement entered into between Xiaomi and the Company on November 19, 2024 in relation to the provision of cloud services and the acceptance of financing services (including the sale-and-leaseback finance lease, the direct finance lease, the factoring and the secured loan) by the Group

“ ADS(s)”	American Depositary Shares, each representing 15 Shares

“ADS Record Date”	November 29, 2024 (New York time)

“ associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“CCT Renewal Announcement”	the announcement of the Company dated November 19, 2024, in relation to, among others, the renewal and amendments of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement

“ Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on Nasdaq in May 2020, and the ordinary Shares of which were listed on the main board of the Hong Kong Stock Exchange on December 30, 2022

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

DEFINITIONS

“continuing connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“ Depositary”	The Bank of New York Mellon, the depositary for the ADSs program

“Director(s)”	the director(s) of the Company

“ EGM”	the extraordinary general meeting of the Company to be convened on December 31, 2024 at 10:00 a.m. (Hong Kong time) to consider and, if thought fit, approve, the 2024 Kingsoft Framework Agreement, the 2024 Xiaomi Framework Agreement and the transactions contemplated thereunder (where applicable), or any adjournment thereof

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent board committee of the Company, comprising all independent non-executive Directors, namely Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan

DEFINITIONS

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to (i) the terms of, the cloud services contemplated under and the proposed annual caps of the cloud services for the 2024 Kingsoft Framework Agreement; and (ii) the terms of, the continuing connected transactions contemplated under and the proposed annual caps for the 2024 Xiaomi Framework Agreement

“Independent Shareholder(s)”	the Shareholders who are not required to abstain from voting on the resolutions to approve, where applicable, (1) the 2024 Kingsoft Framework Agreement and the provision of cloud services contemplate thereunder (including the proposed annual caps for the three years ending December 31, 2027); and/or (2) the 2024 Xiaomi Framework Agreement and the transactions thereunder (including the proposed annual caps for the three years ending December 31, 2027), at the EGM

“Kingsoft Corporation”	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Hong Kong Stock Exchange (stock code: 3888), the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Kingsoft Group”	Kingsoft Corporation and its subsidiaries

“Latest Practicable Date”	November 27, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“ Listing”	the listing of the Shares on the main board of the Hong Kong Stock Exchange on December 30, 2022

“Listing Date”	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange

DEFINITIONS

“Listing Document”	the listing document of the Company dated December 23, 2022 in connection with the Listing

“LPR”	the Loan Prime Rate

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules

“Nasdaq”	the Nasdaq Global Select Market

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	restricted stock unit(s) of the Company

“ SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“ Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Share Record Date”	November 29, 2024 (Hong Kong time)

“Shareholder(s)”	the shareholder(s) of the Company

“ subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“ Xiaomi”	Xiaomi Corporation, a company with limited liability incorporated in the Cayman Islands on January 5, 2010, with its class B ordinary shares listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)), a substantial shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Xiaomi Group”	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities

“%”	per cent

LETTER FROM THE BOARD

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

Chairman and Non-executive Director:	Registered Office:
Mr. Lei Jun	Cricket Square, Hutchins Drive
P.O. Box 2681
Executive Directors:	Grand Cayman KY1-1111
Mr. Zou Tao (Vice Chairman)	Cayman Islands
Mr. He Haijian
Headquarter and Principal Place of Business in China:
Non-executive Director:	Building D, Xiaomi Science and Technology Park
Mr. Feng Honghua	No. 33 Xierqi Middle Road
Haidian District
Independent non-executive Directors:	Beijing, 100085 PRC
Mr. Yu Mingto
Mr. Wang Hang	Principal Place of Business in Hong Kong:
Ms. Qu Jingyuan	5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

November 29, 2024

To the Shareholders

Dear Sir or Madam,

(1) RENEWAL AND AMENDMENTS OF CONTINUING

CONNECTED TRANSACTIONS IN RELATION TO

2022 KINGSOFT FRAMEWORK AGREEMENT;

(2) RENEWAL AND AMENDMENTS OF CONTINUING

CONNECTED TRANSACTIONS IN RELATION TO

2022 XIAOMI FRAMEWORK AGREEMENT; AND

(3) NOTICE OF THE EGM

I.	INTRODUCTION

Reference is made to the CCT Renewal Announcement dated November 19, 2024 in relation to, among others, the renewal and amendments of several continuing connected transactions of the Group with each of Kingsoft Group and Xiaomi Group.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with, among other things, (i) detailed information regarding the continuing connected transactions contemplated under the 2024 Kingsoft Framework Agreement and the proposed annual caps thereof; (ii) detailed information regarding the continuing connected transactions contemplated under the 2024 Xiaomi Framework Agreement and the proposed annual caps thereof; (iii) the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement; (iv) the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement; and (v) a notice convening the EGM.

II.	RENEWAL AND AMENDMENTS OF THE CONTINUING CONNECTED TRANSACTIONS

A.	2024 Kingsoft Framework Agreement

1.	Background

As disclosed in the Listing Document, on December 20, 2022, the Company entered into the 2022 Kingsoft Framework Agreement with Kingsoft Corporation in relation to the provision of cloud services and the acceptance of comprehensive property management and administrative services by the Group. The initial term of the 2022 Kingsoft Framework Agreement commenced from the Listing Date and will expire on December 31, 2024.

The Board is pleased to announce that, on November 19, 2024 (after trading hours), the Company entered into the 2024 Kingsoft Framework Agreement with Kingsoft Corporation in relation to the provision of cloud services, the acceptance of comprehensive property services, the acceptance of comprehensive technology services, and the acceptance of property lease services by the Group, for a term of three years commencing from January 1, 2025, subject to the approval by the Independent Shareholders.

2.	Principal terms

The principal terms of the 2024 Kingsoft Framework Agreement are summarized as below.

Date:	November 19, 2024

Parties:	(i)	the Company; and

	(ii)	Kingsoft Corporation

LETTER FROM THE BOARD

Term:	The term will be three years from January 1, 2025 to December 31, 2027, subject to the approval by the Independent Shareholders. The parties agreed that the agreement will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of the Transactions:	The scope of services under the 2024 Kingsoft Framework Agreement includes the followings, to be conducted from time to time:

(i)	Cloud services: the Group has agreed to provide cloud services to Kingsoft Group, including but not limited to cloud storage, cloud computing, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services;

(ii)	Comprehensive property services: Kingsoft Group has agreed to provide the comprehensive property management, administrative services, software, and system support to the Group, including but not limited to property management services and other related administrative support for the office space;

(iii)	Comprehensive technology services: Kingsoft Group has agreed to provide comprehensive technology services to the Group, including but not limited to the WPS365 software licensing, document middleware, document center services, IT process system services such as KOA development and other related software and technology services; and

(iv)	Property lease services: Kingsoft Group has agreed to lease certain properties to the Group.

Hong Kong Listing Rules Implications

For the reasons set out in Section “V. HONG KONG LISTING RULES IMPLICATIONS” below, pursuant to Chapter 14A of the Hong Kong Listing Rules:

• the aforementioned cloud services (including the proposed annual caps) are subject to the reporting, annual review, announcement and independent shareholders’ approval requirements; and

LETTER FROM THE BOARD

•	each of (i) the comprehensive property services, (ii) the comprehensive technology services, and (iii) the property lease services (collectively, the “Kingsoft Exempt Transactions”) is exempt from the independent shareholders’ approval requirement. For details of the Kingsoft Exempt Transactions, including among others, the pricing terms, historical transaction amount (where applicable), and proposed annual caps, please refer to the CCT Renewal Announcement.

Principle of the Transactions:	The transactions under the 2024 Kingsoft Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with Kingsoft Group to specify the details such as scope of services, price and/or service fees, payment and settlement arrangements and other specifications, provided that the principles in the 2024 Kingsoft Framework Agreement must be followed.

Pricing basis:	To ensure the pricing under the 2024 Kingsoft Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no more favourable than those offered by the Group to independent third parties, or no less favourable than those offered by independent third parties to the Group and those offered by Kingsoft Group to independent third parties (as the case may be).

The service fees for the cloud services payable by Kingsoft Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, and the prevailing market prices of services with similar technical specifications and quantities.

The Company primarily charges public cloud service customers on a monthly basis based on utilization and duration, and the Company employs a pre-determined formula and procedures of pricing for all public cloud service customers (the “Cloud Services Pricing Policy”), including Kingsoft Group, Xiaomi Group and other independent-third- party customers. The Cloud Services Pricing Policy establishes a structured methodology for pricing public cloud services to ensure fair and commercially competitive terms.

LETTER FROM THE BOARD

Details of the Cloud Services Pricing Policy

The Cloud Services Pricing Policy includes, among others, the publication of standard reference prices for the products and services at the Company’s official website, and evaluation of pricing proposals by the Company. For public cloud services, the Group generally charges its customers based on utilization and duration and offers them credit terms. Customers are typically charged a monthly service fee based on the actual consumption of cloud products. The Group also offers prepaid subscription packages over a fixed subscription period.

Before entering into definitive sales agreements or orders, the Company will go through its internal pricing proposal procedure as follows:

•	Step 1: Publication of standard reference prices. The Group maintains a centralized pricing framework for its products and services. The Company publishes pricing policies and standard reference prices of various types of cloud-based products and services at its official website, which are easily and publicly accessible. These standard prices are reviewed and updated by the Company from time to time, to reflect market dynamics, cost fluctuations, and other relevant factors.

•	Step 2: Evaluation of pricing proposals. When considering whether to offer competitive prices based on the above standard reference prices for a particular client, the sales and finance teams of Company will prepare a pricing proposal by employing a comprehensive pricing module with a series of pre-set factors including, among others, the standard reference price published at the Company’s website, customer’s procurement amount, length of service, payment schedule (such as upfront payment), deposit requirements, and historical business relationship with the customer. For orders that involve customized services, the procurement team of the Company adopts an additional pricing enquiry process to ensure the fair pricing of the costs of services/revenue. The management team reviews and assesses the pricing terms on an individual basis to ensure alignment with broader strategic goals.

The Company also implements robust internal control measures to ensure the Company’s conformity with the pricing policy, details of which have been set out in the section headed “IV. INTERNAL CONTROL MEASURES”.

LETTER FROM THE BOARD

3.	Annual caps

(1)	Historical amounts

The table below sets forth the historical amounts in respect of the cloud services for the two years ended December 31, 2023 and the nine months ended September 30, 2024:

	For the year ended December 31,	For the year ended December 31,	For the nine months ended September 30,
	2022	2023	2024

	(RMB in million)
Fees payable by Kingsoft Group in respect of the cloud services	198.8	236.0	218.2

For the fees payable by Kingsoft Group in respect of the cloud services under the 2022 Kingsoft Framework Agreement, the annual caps previously set for the two years ended December 31, 2022 and 2023, and the year ending December 31, 2024 were RMB213.1 million, RMB265.3 million, and RMB330.5 million, respectively; and the corresponding utilization rates of the actual transaction amounts against such existing annual caps are 93.29%, 88.96% and 66.02%1, respectively.

(2)	Proposed annual caps for the three years ending December 31, 2027

The Company proposes to set up the annual caps for the cloud services under the 2024 Kingsoft Framework Agreement for the three years ending December 31, 2027 as follows:

	Proposed annual cap for the year ending December 31,
	2025	2026	2027

	(RMB in million)
Fees payable by Kingsoft Group in respect of the cloud services	469.1	597.0	775.5

1 For the nine months ended September 30, 2024.

LETTER FROM THE BOARD

(3)	Basis of determination of the proposed annual caps

The proposed annual caps for the fees payable by Kingsoft Group in respect of the cloud services for the three years ending December 31, 2027 are determined with reference to, among others, the following factors:

(i)	Historical transaction amounts and recent growth rate

As illustrated above, the utilization rates of the existing annual caps for the cloud services were approximately 93.29% and 88.96% for the two years ended December 31, 2022 and 2023, respectively. In addition, the rising demand for cloud services from Kingsoft Group has led to significant growth in historical transaction amounts payable by Kingsoft Group to the Group:

•	The transaction amounts of the cloud services payable by Kingsoft Group to the Group increased of approximately 33% for the six months ended June 30, 2024, compared to the same period in 2023.

•	For the nine months ended September 30, 2024, the transaction amount of the cloud services payable by Kingsoft Group has increased to RMB218.2 million from RMB144.6 million for the six months ended June 30, 2024.

•	The transaction amounts of the cloud services payable by Kingsoft Group to the Group represent year-on-year growth rates of approximately 31%, 27%, and 19% for the years ended December 31, 2021, 2022, and 2023, respectively.

(ii)	Continuous growth of demand of cloud services of Kingsoft Group

As disclosed by Kingsoft Group, it has set the strategy of “multi-screen, cloud, content, collaboration, and AI” where cloud service is an integrate part. In line with Kingsoft Group’s continuous product enhancements and user experience optimization in cloud services and AI-driven applications of Kingsoft Group, the Group is committed to providing cloud services, which synergizes the core business segments of Kingsoft Group, namely (a) office software and services; and (b) online games and others business.

a.	Existing offerings – office software and services: The Company provides public cloud services for the office software and services segment of Kingsoft Group, which represented majority of the revenue from Kingsoft Group for the year ended December 31, 2023. For the three years ending December 31, 2027, the Company considered that the Group and Kingsoft Group may continue to collaborate in the following areas:

•	Domestic individual office subscription business: As disclosed by Kingsoft Corporation in its 2024 interim report, it enhanced the end-to- cloud integration experience, increasing user stickiness to WPS cloud services, which in turn boosted user engagement in the cloud. According to Kingsoft Corporation, in July 2024, Kingsoft Group upgraded its AI strategy with the launch of WPS AI 2.0. For individuals, it introduced four new AI office assistants for writing, reading, data and design. The accumulated paying active subscribers of Kingsoft Group increased from approximately 29.97 million subscribers as at December 31, 2022 to approximately 35.49 million subscribers as at December 31, 2023, representing an increase of approximately 18%.

LETTER FROM THE BOARD

•	Institutional subscription business: As disclosed by Kingsoft Corporation, it also continued to promote the adoption of cloud, collaboration, and artificial intelligence applications, enabling efficient and intelligent management of enterprise digital assets and advancing digital office processes in government and enterprises. Kingsoft Group expanded public cloud business into the private and state-owned enterprises, which aligns with the products portfolio of the Group, and may bring sustained growth in cloud service demand from the Group. For enterprise users, Kingsoft Group has launched WPS AI Enterprise Edition, which includes AI Hub (intelligent base), AI Docs (intelligent document library), and Copilot Pro (enterprise intelligent assistant). In addition, the enterprise cloud services provided by Camelot to Kingsoft Group after the Company acquired Camelot in 2021 is expected to continue to grow in the next three years ending December 31, 2027.

As such, as a result of the above continuous efforts of Kingsoft Group to promote its cloud migration and enhance its products and services for cloud office scenarios, the Company considered the increasing demand of cloud services of Kingsoft Group in determining the proposed annual caps of cloud services payable by Kingsoft Group.

b.	New offerings – online games and others: In addition to the transactions in relation to Kingsoft Group’s office software and services, the Company may have opportunities to deepen the collaboration with Kingsoft Group to offer cloud services for launching and operations of several games of Kingsoft Group.

Kingsoft Group is actively involved in the provision of PC games and mobile games services, which requires extensive cloud services to ensure the real-time performance, capability, storage and scalability in the whole process of game development, launching and operation. Considering the historical transaction amounts in connection with online games, and the anticipated cloud computing, cloud storage and maintenance demand from the expanding gaming business of Kingsoft Group, a year-on-year growth rate of approximately 20% has been applied to determine the transaction amount to be contributed by game-related cloud services for the three years ending December 31, 2027. According to the 2024 interim report of Kingsoft Group, it realized a 20% year-on-year and 41% quarter-on-quarter growth of revenue from online games and other business.

The above is merely assumed based on publicly disclosed information and for the purpose of determining the annual caps and shall not be regarded as any indication, directly or indirectly, as to the revenue, profitability or trading prospects of the Group or Kingsoft Group.

LETTER FROM THE BOARD

(iii)	Long-term and stable cooperation relationships

The Company has been providing cloud services to Kingsoft Group for more than a decade. The strong and stable collaboration with Kingsoft Group enables the Company to tailor its services to meet the evolving needs of Kingsoft Group effectively. Such long-term business cooperation relationship has also created unique and strong synergies between Kingsoft Group and the Group, driven by mutual commercial benefits, and in turn, bring more business cooperations in the near future.

(iv)	The fair market rates for similar services. Over the past five years from 2019 to 2023, according to Wind Financial Terminal, the market size of cloud services has demonstrated a compound annual growth rate of approximately 26.96%.

(v)	Buffers. Having considered (a) it is not uncommon for Hong Kong listed companies to factor in certain percentages of buffers when determining the proposed annual caps for continuing connected transactions, and (b) the possible increase in the aforesaid transaction amount as a result of any unexpected increase in market demand or the cost and expenses of cloud services during the term of 2024 Kingsoft Framework Agreement, and in order to provide operational flexibility, the Company has also applied an additional buffer of 2% on top to ascertain the proposed annual caps for the fees payable by Kingsoft Group in respect of the cloud services for the three years ending December 31, 2027.

4.	Reasons for and benefits of entering into the 2024 Kingsoft Framework Agreement

Leveraging the long-standing cooperation between Kingsoft Group and the Group as well as the familiarity of products and services of each party, the entering into 2024 Kingsoft Framework Agreement is expected to mutually benefit both parties. The provision of cloud services by the Group to Kingsoft Group, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as Kingsoft Group’s business expands. The provision of comprehensive property services and property lease services by Kingsoft Group to the Group will better leverage the mature infrastructure and services coverage already established by Kingsoft Group to provide a more stable and undisrupted office environment to the Group with the costs that are in line with prevailing market prices. The provision of comprehensive technology services by Kingsoft Group will offer diversified, flexible and customized services for office automation (OA) system and communication system to enhance business growth and operational efficiency of the Group. In addition, the Group can integrate advanced technology services from Kingsoft Group to provide customized private deployment solutions, further optimizing product portfolios and meeting diverse needs of the clients.

LETTER FROM THE BOARD

In light of the above, the Company considers that it is beneficial to enter into the 2024 Kingsoft Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.

B.	2024 Xiaomi Framework Agreement

1.	Background

Reference is made to the Listing Document. On December 20, 2022, the Company entered into the 2022 Xiaomi Framework Agreement with Xiaomi in relation to the provision of cloud services, the purchase of customized terminal devices and software, and the acceptance of finance lease by the Group. The initial term of the 2022 Xiaomi Framework Agreement commenced from the Listing Date and will expire on December 31, 2024.

The Board is pleased to announce that, on November 19, 2024 (after trading hours), the Company entered into the 2024 Xiaomi Framework Agreement with Xiaomi in relation to the provision of cloud services and the acceptance of financing services (including the sale-and- leaseback finance lease, the direct finance lease, the factoring and the secured loan) by the Group, for a term of three years commencing from January 1, 2025, subject to the approval by the Independent Shareholders.

2.	Principal terms

The principal terms of the 2024 Xiaomi Framework Agreement are summarized as below.

Date:	November 19, 2024

Parties:	(i)	the Company; and

	(ii)	Xiaomi

Term:	The term will be three years from January 1, 2025 to December 31, 2027, subject to the approval by the Independent Shareholders. The parties agreed that the agreement will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

LETTER FROM THE BOARD

Nature of the Transactions:	The scope of services under the 2024 Xiaomi Framework Agreement includes the followings, to be conducted from time to time:

(i)	Cloud services: the Group has agreed to provide cloud services to the Xiaomi Group, including but not limited to cloud storage, cloud computing, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services.

(ii)	Financing services: Xiaomi Group has agreed to provide financing services to the Group by way of sale-and- leaseback finance lease, direct finance lease, factoring and secured loans.

The Company expects that, subject to parties’ further negotiation and the Group’s then actual needs and conditions, (x) the factoring services to be provided by Xiaomi Group may include both recourse and non-recourse types; and (y) the target assets of the finance lease service to be provided by Xiaomi Group may include servers, network devices and other ancillary facilities owned by the Group.

Principle of the Transactions:	The transactions under the 2024 Xiaomi Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with the Xiaomi Group to specify the details such as service fees, payment and settlement arrangements, leased assets, sale price, interest rate and other specifications, provided that the principles in the 2024 Xiaomi Framework Agreement must be followed.

LETTER FROM THE BOARD

Pricing basis:	To ensure the pricing under the 2024 Xiaomi Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no more favourable than those offered by the Group to independent third parties, or no less favourable than those offered by independent third parties to the Group and those offered by Xiaomi Group to independent third parties (as the case may be). Specifically:

(i)	Cloud services: In provision of the cloud services to Xiaomi Group, the Company will also follow the Cloud Services Pricing Policy. For more details please refer to page 10 of this circular.

The service fees for the cloud services payable by Xiaomi Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, the service price offered by the Group to other independent third parties and the prevailing market prices of services with similar technical specifications and quantities.

(ii)	Financing services: The fees (including the interest rate and rent, if applicable) for the financing services shall be determined on an arm’s-length basis between the parties with reference to, among others, the market price or book value of the leased assets (if applicable), the then-current LPR published by the People’s Bank of China and the prevailing market financing cost for the similar financing services.

LETTER FROM THE BOARD

3.	Annual caps

(1)	Historical amounts

The table below sets forth the historical amounts in respect of the relevant services for the two years ended December 31, 2023 and the nine months ended September 30, 2024:

	For the year ended December 31,	For the year ended December 31,	For the nine months ended September 30,
	2022	2023	2024
	(RMB in million)
Fees payable by Xiaomi Group in respect of the cloud services	879.2	868.3	859.6

Maximum outstanding balance of finance lease and interest in respect of the finance lease provided by Xiaomi Group	753.6	814.9	724.5

For the fees payable by Xiaomi Group in respect of the cloud services, the annual caps previously set for the three years ending December 31, 2024 were RMB1,111.8 million, RMB1,343.0 million, and RMB1,622.7 million, respectively; and the corresponding utilization rates against the relevant annual caps are 79.08%, 64.65% and 52.97%2, respectively.

For the maximum outstanding balance of finance lease and interest in respect of the finance lease provided by Xiaomi Group, the annual caps previously set for the three years ending December 31, 2024 were RMB1,400.0 million, RMB1,400.0 million, and RMB1,400.0 million, respectively; and the corresponding utilization rates against the relevant annual caps are 53.83%, 58.21% and 51.75%2, respectively.

There were no historical transactions in relation to both of the factoring and secured loan provided by Xiaomi Group to the Group.

2            For the nine months ended September 30, 2024.

LETTER FROM THE BOARD

(2)	Proposed annual caps for the three years ending December 31, 2027

The Company proposes to set up the annual caps for the transactions contemplated under the 2024 Xiaomi Framework Agreement for the three years ending December 31, 2027 as follows:

		Proposed annual cap for the year ending December 31,
		2025	2026	2027
		(RMB in million)
Fees payable by Xiaomi Group in respect of the cloud services		2,309.8	3,138.3	4,035.1

In respect of financing services:

a.	Finance lease (including sale-and-leaseback finance lease and direct finance lease): Maximum outstanding balance	1,200	1,200	1,200

b.	Factoring: Maximum outstanding balance	1,200	1,200	1,200

c.	Secured loans: Maximum outstanding balance	2,000	2,000	2,000

(3)	Basis of determination of the proposed annual caps

A.	In respect of the cloud services

The proposed annual caps for the fees payable by Xiaomi Group in respect of the cloud services for the three years ending December 31, 2027 are determined with reference to, among others, the following factors:

(i)	Continuous growth of demand of cloud services of Xiaomi Group

The Group is committed to continuously improving its cloud-based services for its clients, including Xiaomi to promote its core business segments, namely (a) smartphone × AIoT segment and (b) smart Electric Vehicle (“EV”) and other new initiatives segment, which is also consistent with Xiaomi’s corporate strategy of “Human × Car × Home”.

LETTER FROM THE BOARD

a.	New offerings – smart EV and other new initiatives segment: On March 28, 2024, Xiaomi officially launched its first smart EV product, Xiaomi SU7 Series, which represents a major new source of cloud service demand. Since the launching of its first smart EV in March 2024, it started to generate revenue from this segment, and in the second quarter of 2024, the revenue has reached to RMB6.4 billion. Moving forward, as Xiaomi has achieved the cumulative production of 100,000 vehicles on November 13, 2024, and it will strive to achieve the new target of delivering 130,000 vehicles of the Xiaomi SU7 Series for the entire year of 2024.

As the Company wholeheartedly embraces the Xiaomi and Kingsoft Ecosystem and taps into the vast tangible opportunities from EV car, LLM to WPS AI, it grew its revenues from the Ecosystem by a steady year-over-year increase of 36% for the nine months ended September 30, 2024, and it is expected such strong growth momentum will continue as a result of Xiaomi’s continuous expansion in smart EV business. As such, the Group proposed the annual caps for the services fees payable by Xiaomi Group for the cloud services, for the three years ending December 31, 2027, with a view to deepening the collaboration with Xiaomi Group and to satisfy its continuous growth of demand as a result of its emerging business segment of smart EV and other new initiatives in the following aspects:

•	Cloud for R&D: During the EV development process, such as machine learning (ML) models, require vast cloud services.

•	Storage Growth: Increases in data storage are anticipated, driven by high-resolution image processing, sensor data from autonomous systems, and user data management for connected car ecosystems.

•	Beyond R&D, the production and operation of smart EVs will require cloud services for managing logistics, monitoring performance, and delivering over-the-air (OTA) updates to vehicles. In the first half of 2024, the research and development (R&D) expenses of Xiaomi Group were RMB10.7 billion, up 22.9% year-over-year, which was primarily due to the increase in research and development expenses related to its smart EV business and other new initiatives.

LETTER FROM THE BOARD

b.	Existing offerings – smartphone × AIoT segment: Notwithstanding the new revenue contributor of smart EV segment, in arriving the proposed annual cap, the Company has considered the continuous development of Xiaomi’s smartphone × AIoT segment, which accounted for approximately more than two thirds of the revenue of public cloud services from Xiaomi Group for the six months ended June 30, 2024.

The Company expects to deepen the cooperation with Xiaomi Group comprehensively, including among others, (a) the cloud support for Xiaomi’s ecosystem, for firmware updates delivered seamlessly to millions of devices and cloud-based features such as storage, photo backup, and device synchronization, (b) the provision of scalable cloud storage and real-time computational capabilities to manage device data, user interfaces, and analytics to Xiaomi’s AIoT platform, and (c) cloud services for Xiaomi’s internet services, including content streaming and cloud-based applications. In addition, the enterprise cloud services provided by Camelot to Xiaomi Group is expected to continue to grow in the next three years ending December 31, 2027. According to Xiaomi’s 2024 interim report, in June 2024, Xiaomi’s global monthly active users reached another record high at 675.8 million, increasing 11.5% year-over- year. As of September 30, 2024, the number of connected IoT devices on its AIoT platform (excluding smartphones, tablets and laptops) increased to 861.4 million, up 23.2% year-over-year.

(ii)	Historical transaction amounts and recent growth rate

As illustrated above, the utilization rates of the existing annual caps for the cloud services provided by the Group to Xiaomi Group were approximately 79% and 64% for the two years ended December 31, 2023, respectively. In addition, the transaction amounts for cloud services provided to Xiaomi Group have shown significant growth since 2024, which reflected Xiaomi Group’s increasing demand on cloud services for its diverse and expanding operations as detailed in below:

•	For the six months ended June 30, 2024, the transaction amount for the cloud services provided by the Group to Xiaomi Group was approximately RMB557.2 million, representing an increase of approximately 27%, from RMB379.9 million in the same period of 2023.

•	For the nine months ended September 30, 2024, the transaction amount of the cloud services payable by Xiaomi Group has increased to RMB859.6 million from RMB557.3 million for the six months ended June 30, 2024.

LETTER FROM THE BOARD

•	Particularly, with respect to the smart EV business of Xiaomi, based on the management accounts of the Company, the contract value for the public cloud services provided by the Group to Xiaomi Group has increased significantly by over 100% for the nine months ended September 30, 2024 compared to the same period of 2023.

(iii)	Long-term and stable cooperation relationships. The Group has maintained long-term relationships with Xiaomi Group. The strong and stable collaboration enables the Group to tailor its services to meet the evolving needs of Xiaomi Group effectively. Such long-term business cooperation relationship has created unique and strong synergies between Xiaomi Group and the Group, driven by mutual commercial benefits, and in turn, core competence and competitive advantages of the Group in terms of product and cloud service offerings.

(iv)	The prevailing market conditions. The significant expansion in the field of enterprise AI application in the PRC, with an overall year-on-year growth rate of around 106.1% and an expected market size to be amounted to RMB130 billion by 2026, according to the “China Generative Enterprise AI Application Report (2024H1)” released by CCID Consulting, provides opportunities for the Group to further accelerate its innovation and development in cloud services. For the compound growth rate for the past five years, please refer to page 14 of this circular.

(v)	Buffers. Having considered (a) it is not uncommon for Hong Kong listed companies to factor in certain percentages of buffers when determining the proposed annual caps for continuing connected transactions, and (b) the possible increase in the aforesaid transaction amount as a result of any unexpected increase in market demand or the cost and expenses of cloud services during the term of the 2024 Xiaomi Framework Agreement, in order to provide operational flexibility, the Company has also applied an additional buffer of 2% on top to ascertain the proposed annual caps for the fees payable by Xiaomi Group in respect of the cloud services for the three years ending December 31, 2027.

Accordingly, to cater the growing demand of cloud services across all areas as mentioned, and after comprehensively evaluating the above factors as a whole, the proposed annual caps in respect of the cloud services payable by Xiaomi Group for both smart EV and other new initiatives segment and smartphone × AIoT segment for the three years ending December 31, 2027 has been significantly increased, based on the following:

LETTER FROM THE BOARD

–	With respect of smart EV and other new initiatives segment: having considered (i) Xiaomi has been consistently enhancing its smart ecosystem for the Xiaomi SU7 Series through OTA updates, (ii) the increasing demand for R&D and data storage, the Company expects its demand of cloud services for the smart EV business will closely align with the growth trajectory of its smart EV and new initiatives segment. Additionally, given that revenue from public cloud services provided by the Group to Xiaomi Group for its smart EV business accounted for less than 20% of the total revenue generated from Xiaomi Group during the six months ended June 30, 2024, the demand is anticipated to experience a doubling-like growth trend. Consequently, this segment is likely to become a major revenue contributor for the Company in the three years ending December 31, 2027.

–	With respect to Xiaomi’s smartphone × AIoT segment: driven by the expected growth of Xiaomi’s smartphone × AIoT segment, coupled with the potential increase of the current wallet share of the Company’s cloud services to Xiaomi, and the historical transaction trends, it is expected that the cloud services to be offered by the Group to Xiaomi Group for its smartphone × AIoT segment will continue to increase significantly. Specifically, the transaction amount is expected to increase by more than 50% for the year of 2024 compared to the amount for the year ended December 31, 2023, and the transaction amount for cloud services offered by the Group to Xiaomi Group is projected to rise by over RMB500 million for each of the three years ending December 31, 2027.

–	The above is merely assumed for the purpose of determining the annual caps and shall not be regarded as any indication, directly or indirectly, as to the revenue, profitability or trading prospects of the Group or Xiaomi Group.

Despite of the substantial increase of the proposed annual caps for the cloud services to be provided by the Group to Xiaomi Group for the three years ending December 31, 2027 under the 2024 Xiaomi Framework Agreement, the Board is of the view that the Group will not place undue reliance on Xiaomi Group, considering among others, the Company’s diversified customer base and the Group’s expected growth of total revenue.

B.	In respect of the financing services

In determining the proposed annual caps for the financing services to be provided by Xiaomi Group, including the sub-caps of finance lease, factoring and secured loans, the Group has taken into account the following factors:

(a)	Growing financing demand

Given the consistent need to fund infrastructure investment to meet its business expansion, the Group expects to maintain high demand of scalable, stable and reliable funding resources in the next three years.

LETTER FROM THE BOARD

•	Future capital expenditure: To meet the increasing market demand of cloud services, the Company has been actively investing and will continue to accelerate its investment into infrastructure. The key priorities include (a) the procurement of new servers for AI-related services, to enhance the computing power and storage capabilities with a view to delivering higher-quality cloud service to customers of the Group; and (b) investment in other fixed assets. As of June 30, 2024, the Company owned around 100,000 servers. In 2023, the Company has reaffirmed its original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhering to its business plan, the Company prudently manages its capital expenditure and focus on enhancing its provision of products and services. In 2023, the Company’s total capital expenditure was RMB1,964.7 million, which was mainly due to the procurement of new servers to support AI-related services.

As such, it is expected that the Company will continue to have financing demand amounting to approximately RMB2 billion to RMB3 billion for each of the next three years, as a result of the Company’s anticipated capital expenditure in fixed assets.

•	Repayment of debts: To ensure financial stability and optimize the overall capital structure of the Group, the Company has also taken into account its current level of short-term borrowings. It is anticipated that the amount of debt repayment will amount to around RMB1 billion to RMB2 billion per annum for the years of 2025 to 2027, which has been factored into when determining the proposed annual caps for financing services to be provided by Xiaomi Group.

(b)	Diversified financing channels

The Group has historically utilized a diversified mix of financing sources to meet its working capital and capital expenditure demands from time to time. These sources include both (i) third-party commercial banks and financial institutions, including China Merchants Bank Financial Leasing Company Limited, CITIC Financial Leasing Co., Ltd., and Cinda Financial Leasing Co., Ltd., etc. and (ii) connected persons, such as Xiaomi Group and Kingsoft Group. When considering terms of financing sources, the Group takes into account multiple factors, including but not limited to, urgency of funding needs, flexibility, costs, availability of credit enhancements (such as assets portfolio) and repayment abilities.

•	The total amounts of the Group’s borrowings from both third parties financial institutions and related parties were approximately RMB2.1 billion, RMB3.7 billion and RMB4.1 billion, as at December 31, 2023, June 30, 2024 and September 30, 2024, respectively.

•	As of September 30, 2024, the amount of financing obtained from independent third-party banks and financial institutions was approximately RMB2.7 billion, representing approximately 66% of the total amount of financing of the Group.

LETTER FROM THE BOARD

(c)	Flexibility and availability of financing sources – advantages of Xiaomi Group’s financing services

Despite that the Group has diversified sources of third-party financing, the Group would like to deepen the collaboration with Xiaomi Group. Notwithstanding the terms of the finance services agreements are fair and reasonable, Xiaomi Group’s financing services are customized to meet the Group’s operational and investment needs, offering a high degree of alignment with its business strategy. Services include finance leases, factoring, and secured loans, structured to provide both long-term and short-term liquidity support to the Group’s operations. The pre-existing business relationship with Xiaomi Group simplifies negotiations and reduces lead times for accessing funds, which is crucial for addressing urgent liquidity needs from time to time.

In light of the above, the Company has proposed the annual caps for the maximum outstanding balance of financing services of approximately RMB4.4 billion for each year of 2025 to 2027 to be provided by Xiaomi, having considered (a) as illustrated above, the maximum total financing demands of the Group for its future capital expenditure and debt repayment amounted to approximately RMB5 billion in total per annum for the years of 2025 to 2027; (b) by applying a buffer of 10% on top to meet unexpected financing demand and to provide operational flexibility. It is noted that it is not uncommon for Hong Kong listed companies to apply a buffer of around 10% in the proposed annual caps for continuing connected transactions. The proposed annual caps is expected to meet up to 70%-80% of the Group’s total amount of financing needs in the next three years if they are fully utilized.

The Group will closely monitor the market conditions, in particular, the prevailing market financing costs offered by other independent-third-party institutions, such as the rates quoted by major independent commercial banks, to compare with the financing terms offered by Xiaomi Group, adjust its financing arrangement as necessary and ensure the overall funding costs remain favourable to the Group.

(d)	Different nature of the finance services

The Group’s financing needs vary in nature, reflecting the specific characteristics of finance leases, factoring, and secured loans. Based on these differences and considering the liquidity status of the Group, the proposed annual sub-caps are tailored to address both long-term and short-term funding requirements of the Group.

•	Finance lease will generally provide long term liquidity support to the Group as compared to factoring and secured loans.

•	Factoring provides short-term funding by leveraging accounts receivable, offering operational flexibility.

LETTER FROM THE BOARD

•	Secured loans allow additional liquidity through asset-backed financing, addressing both medium- and short-term funding needs.

After considering the Group’s assets portfolio, borrowing repayment schedules, and projected liquidity requirements, the Company has proposed the annual caps for each financing type for the three years ending December 31, 2027.

4.	Reasons for and benefits of entering into the 2024 Xiaomi Framework Agreement

The Group has been in business cooperation with Xiaomi Group for more than a decade. The provision of cloud services to Xiaomi Group, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as Xiaomi Group’s business expands. Besides, leveraging on Xiaomi’s latest development in innovative businesses, including the rapid growth in smart assisted driving services, the Group will be able to maintain and achieve stable income stream from the growing demand in computing power services of Xiaomi Group, further improving the financial performance of the Group and broadening return to the Shareholders as a whole. Additionally, the obtaining of financial resources by way of sale-and-leaseback finance lease, direct finance lease, factoring and secured loan from Xiaomi Group will strengthen the liquidity position, diversify the funding sources in view of the Group’s rapid business growth and increasing expenditure as well as address the increasing capital need of the Group in connection with the business operation and development in the field of cloud services and artificial intelligence infrastructure without equity dilution to existing Shareholders.

In light of the above, the Company considers that it is beneficial to enter into the 2024 Xiaomi Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.

III.	INFORMATION OF THE PARTIES

A.	Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

LETTER FROM THE BOARD

B.	Information of Kingsoft Corporation

Kingsoft Corporation, the controlling shareholder of the Company, is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Hong Kong Stock Exchange (Stock Code: 3888).

Kingsoft Corporation is principally engaged in the design, research and development, and sales and marketing of the office software products and services of WPS Office; and research and development of games, and the provision of PC games and mobile games services.

C.	Information of Xiaomi

Xiaomi, the substantial shareholder of the Company, is a company incorporated with limited liability in the Cayman Islands on January 5, 2010, whose class B shares are listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)).

Xiaomi is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core.

IV.	INTERNAL CONTROL MEASURES

In order to ensure the terms and conditions of the continuing connected transactions contemplated under the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement are on normal commercial terms and fair and reasonable to the Company and Shareholders and are no more favourable than terms offered available to or no less favourable from independent third parties, the Company has adopted the following internal control procedures:

(i)	For each type of continuing connected transactions to be conducted with Kingsoft Group and Xiaomi Group, the Group will ensure that the terms and conditions (including the pricing policy) of the transactions are fair and reasonable by following the below procedures:

•	With respect to the cloud services to be provided by the Group under the 2024 Kingsoft Framework Agreement and 2024 Xiaomi Framework Agreement, the relevant personnel of the business department of the Company will conduct quarterly checks on the standard price published on the website of the Company, the prevailing market conditions and practices of cloud services (including the market fee rates, where available) and the pricing and terms provided by the Group to independent third parties for the purpose of considering if the service fee charged for a specific type of transaction is no more favourable to that offered to independent third parties and fair and reasonable, and will review, adjust and approve the pricing policies regularly when it deems necessary.

LETTER FROM THE BOARD

•	With respect to the comprehensive property services, the comprehensive technology services, and the property lease services to be provided by Kingsoft Group to the Group under the 2024 Kingsoft Framework Agreement, the relevant personnel of the business department of the Company will continuously monitor the terms and conditions under each specific agreement for the purpose of considering if the they are no less favourable to the Group than the terms available from independent third parties for similar type of services. In particular, the business department of the Company will generally inquire the quotations offered by at least two independent third parties in respect of the similar services before entering into specific agreements.

•	With respect to the respective financing services to be provided by Xiaomi Group under 2024 Xiaomi Framework Agreement, the finance department of the Company will, before entering into each specific agreement: (a) check the then-current LPR published by People’s Bank of China; and (b) compare the interest rate with that for similar type of financing services offered by at least two major commercial banks or financial institutions to confirm the interest rate or rent charged by Xiaomi Group is in line with the market rates and the specific agreements are entered into on normal or better commercial terms.

(ii)	The designated staff of the finance department of the Company will closely monitor the actual amounts incurred for each type of continuing connected transactions for the purpose of ensuring the relevant annual caps are not exceeded. They will closely monitor the continuing connected transactions and report the latest status to the finance department of the Company on a monthly basis. The finance department of the Company will report to the senior management on a monthly basis and the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status.

•	If the actual transaction amounts reach approximately 80% of the respective annual caps at any given time of the year, the finance department of the Company shall immediately report to the senior management.

•	If the remaining cap for that year is expected to be insufficient to meet the Group’s future business needs, the senior management will report to the Board, and the Board will seek advice from its professional advisers and consider taking appropriate measures to revise the relevant annual caps in accordance with the applicable requirements under the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(iii)	The independent non-executive Directors conduct annual review of continuing connected transactions and provide annual confirmations in the Company’s annual report on whether the continuing connected transactions are conducted: (1) in the ordinary course of business; (2) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (3) in accordance with the terms of the relevant agreements; and (4) in the interests of the Company and the Shareholders as a whole.

(iv)	The Company’s external auditors will also conduct an annual review of the continuing connected transactions of the Group and provide annual confirmation to ensure that the transactions are conducted in accordance with the terms of the framework agreements (including the pricing policies and the annual caps thereof), on normal commercial terms and aligned with the pricing policy.

V.	HONG KONG LISTING RULES IMPLICATIONS

In respect of 2024 Kingsoft Framework Agreement

As at the Latest Practicable Date, Kingsoft Corporation directly held approximately 37.40% of the Shares, thus is a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, the entering into of the 2024 Kingsoft Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As one or more applicable percentage ratios in respect of the proposed annual caps for the cloud services contemplated under the 2024 Kingsoft Framework Agreement are more than 5%, such agreement and cloud services contemplated thereunder (including the proposed annual caps) are subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratios in respect of the proposed annual caps for each of the purchase of (i) the comprehensive property services, and (ii) the comprehensive technology services under the 2024 Kingsoft Framework Agreement are more than 0.1% but less than 5%, such transactions contemplated thereunder (including the proposed annual caps) are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in respect of the proposed annual caps for the acceptance of property lease services under the 2024 Kingsoft Framework Agreement is less than 0.1%, such transactions contemplated thereunder (including the proposed annual caps) are fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

In respect of 2024 Xiaomi Framework Agreement

As at the Latest Practicable Date, Xiaomi directly and indirectly held an aggregate of approximately 12.25% of the Shares, thus is a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, the entering into of the 2024 Xiaomi Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios in respect of the proposed annual caps for each of (i) the provision of the cloud services, (ii) the acceptance of finance lease (including sale-and-leaseback finance lease and direct finance lease), (iii) the acceptance of factoring, and (iv) the acceptance of secured loans contemplated under the 2024 Xiaomi Framework Agreement are more than 5%, such agreements and transactions contemplated thereunder (including the proposed annual caps) are subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratios in respect of the proposed annual caps for each of (i) the acceptance of the finance lease (including sale-and-leaseback finance lease and direct finance lease) and (ii) the acceptance of the factoring under the 2024 Xiaomi Framework Agreement are more than 5% but less than 25%, such transactions contemplated thereunder (including the proposed annual caps) are also subject to the reporting and announcement requirements applicable to discloseable transaction under Chapter 14 of the Hong Kong Listing Rules.

VI.	EGM AND PROXY FORM ARRANGEMENTS

A.	EGM

The EGM will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on December 31, 2024. The EGM will commence at 10:00 a.m., Hong Kong time.

The notice of the EGM is set out on pages 61 to 62 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Hong Kong Listing Rules. The notice is also available for viewing on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (http://ir.ksyun.com).

LETTER FROM THE BOARD

B.	Proxy Form

Holders of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on December 29, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

C.	Abstention from Voting

Any Shareholder with a material interest in the relevant connected transaction is required to abstain from voting on the resolution. Kingsoft Corporation, as the counterparty of the 2024 Kingsoft Framework Agreement, is considered to have a material interest in the transactions contemplated under the 2024 Kingsoft Framework Agreement. Xiaomi, as the counterparty of the 2024 Xiaomi Framework Agreement, is considered to have a material interest in the transactions contemplated under the 2024 Xiaomi Framework Agreement.

In addition, pursuant to Rule 17.05A of the Hong Kong Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Hong Kong Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. Therefore, any unvested Shares held by the trustee of the share schemes of the Company will abstain from voting at the EGM accordingly.

Therefore, the Shares held by Kingsoft Corporation and its associates (if any of them held Shares on or before the Share Record Date) and the unvested Shares held by the share scheme trustee of the Company will be required to abstain from voting on the resolution to approve the 2024 Kingsoft Framework Agreement, representing an aggregate of approximately 41.56% of the total issued Shares as at the Latest Practicable Date. The Shares held by Xiaomi and its associates and the unvested Shares held by the share scheme trustee of the Company will be required to abstain from voting on the resolution to approve the 2024 Xiaomi Framework Agreement, representing an aggregate of approximately 16.41% of the total issued Shares as at the Latest Practicable Date.

To the best knowledge and belief of the Directors having made all reasonable enquiries, save for the aforesaid share scheme trustee, Kingsoft Corporation and its associates and Xiaomi and its associates, no other Shareholder has any material interest in the proposed resolutions and is required to abstain from voting on the EGM.

LETTER FROM THE BOARD

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. As at the Latest Practicable Date, there was no treasury shares held by the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through Central Clearing and Settlement System shall not bear any voting rights at the Company’s general meeting(s).

D.	Voting by Poll

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the EGM will be voted by way of poll. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

VII.	RECOMMENDATION

Mr. Lei Jun and Mr. Zou Tao are considered to have material interests by virtue of their respective directorships and shareholdings in Kingsoft Corporation. Accordingly, both Mr. Lei Jun and Mr. Zou Tao have abstained from voting on the relevant Board resolution to approve the 2024 Kingsoft Framework Agreement (including the proposed annual caps). Mr. Lei Jun is considered to have material interests by virtue of his directorship and shareholding in Xiaomi. Accordingly, Mr. Lei Jun has abstained from voting on the relevant Board resolution to approve the 2024 Xiaomi Framework Agreement (including the proposed annual caps). Save as mentioned above, none of other Directors has a material interest in such transactions and is required to abstain from voting on the relevant resolutions at the Board meeting.

The Directors (excluding the Directors who shall abstain from voting on the relevant resolutions, and the independent non-executive Directors whose views are given in the section headed “Letter from the Independent Board Committee” of this circular) are of the view that the transactions under the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement were entered into after arm’s length negotiation between the parties thereto and in the ordinary and usual course of business of the Group and on normal commercial terms, and the terms and conditions thereof as well as the proposed annual caps for such transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Independent Board Committee (comprising all the independent non-executive Directors) has been formed to advise and provide recommendation to the Independent Shareholders on the renewal and amendments of continuing connected transactions contemplated under the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement, including the respective proposed annual caps thereunder for the three years ending 31 December 2027. Your attention is drawn to the letter of advice from the Independent Board Committee set out on pages 34 to 35 in this circular.

LETTER FROM THE BOARD

Gram Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in the same respect. Your attention is drawn to the letter from the Independent Financial Adviser set out on pages 36 to 57 in this circular.

Accordingly, the Directors recommend the Independent Shareholders to vote in favor of the resolutions in relation to the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement to be proposed at the EGM.

VIII.	MISCELLANEOUS

Your attention is also drawn to the additional information set out in the Appendix to this circular.

The English text of this circular shall prevail over the Chinese text in case of discrepancy.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

RENEWAL AND AMENDMENTS OF CONTINUING CONNECTED
TRANSACTIONS IN RELATION TO 2022 KINGSOFT FRAMEWORK
AGREEMENT AND 2022 XIAOMI FRAMEWORK AGREEMENT

November 29, 2024

To the Independent Shareholders

Dear Sir/Madam,

We refer to the circular of the Company dated November 29, 2024 (the “Circular”), of which this letter forms a part. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Circular.

We have been appointed as members of Independent Board Committee to advise the Independent Shareholders in relation to (i) the terms of, the cloud services contemplated under and the proposed annual caps of the cloud services for the 2024 Kingsoft Framework Agreement; and (ii) the terms of, the continuing connected transactions contemplated under and the proposed annual caps for the 2024 Xiaomi Framework Agreement, details of which are set out in the “Letter from the Board” in the Circular. Gram Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 6 to 33 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 36 to 57 of the Circular.

Having taken into account, among other things, the principal factors and reasons considered by, and the advice of, the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the view of the Independent Financial Adviser and consider that (1) the terms of the 2024 Kingsoft Framework Agreement and 2024 Xiaomi Framework Agreement are fair and reasonable, (2) the connected transactions in respect of the provision of cloud services under the 2024 Kingsoft Framework Agreement and each of (i) the provision of the cloud services, and (ii) the acceptance of financing services (including the sale-and-leaseback finance lease, the direct finance lease, the factoring and the secured loan) contemplated under the 2024 Xiaomi Framework Agreement are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve (1) the 2024 Kingsoft Framework Agreement and the provision of cloud services contemplate thereunder (including the proposed annual caps for the three years ending December 31, 2027); and (2) the 2024 Xiaomi Framework Agreement and the transactions thereunder (including the proposed annual caps for the three years ending December 31, 2027).

Yours faithfully, For and on behalf of the Independent Board Committee Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan Independent non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 29 November 2024

To: The independent board committee and the independent shareholders of Kingsoft Cloud Holdings Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the cloud services (the “Kingsoft Cloud Services”) contemplated under the 2024 Kingsoft Framework Agreement; and (ii) the cloud services (the “Xiaomi Cloud Services”) and the financing services (the “Xiaomi Financing Services”) contemplated under the 2024 Xiaomi Framework Agreement (collectively, the “Xiaomi Transactions”, together with the Kingsoft Cloud Services, the “Transactions”), details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 29 November 2024 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 19 November 2024, the Company entered into (i) the 2024 Kingsoft Framework Agreement with Kingsoft Corporation; and (ii) the 2024 Xiaomi Framework Agreement with Xiaomi, to renew, among other things, the Transactions with a term of three years from 1 January 2025 to 31 December 2027, subject to the approval by the Independent Shareholders.

With reference to the Board Letter, the Transactions constitute continuing connected transactions of the Company, and are subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Independent Board Committee comprising Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Transactions are on normal commercial terms and are fair and reasonable; (ii) whether the Transactions are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Transactions at the EGM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Gram Capital was engaged as the independent financial adviser in relation to the continuing connected transactions of the Company, details of which are set out in the Company’s circular dated 12 January 2024 (the “Past Engagement”). Save for the Past Engagement, there was no other service provided by Gram Capital to the Company relating to any transaction of the Company during the past two years immediately preceding the Latest Practicable Date. Notwithstanding the Past Engagement, we were not aware of any relationships or interests between Gram Capital and the Company or any other parties during the past two years immediately preceding the Latest Practicable Date that could be reasonably regarded as a hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

Having considered that the Past Engagement was independent financial advisory engagement and that none of the circumstances as set out under Rule 13.84 of the Hong Kong Listing Rules existed as at the Latest Practicable Date, we are of the view that we are independent to act as the Independent Financial Adviser.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Transactions. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement as contained therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Kingsoft Corporation, Xiaomi and each of their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of those information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have taken into consideration the following principal factors and reasons:

Information on the Group

With reference to the Board Letter, the Company was incorporated under the laws of the Cayman Islands on 3 January 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on 8 May 2020 and the Shares are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” on 30 December 2022. The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below are the consolidated financial information of the Company for the two years ended 31 December 2023 and for the six months ended 30 June 2024 (together with comparative figures), as extracted from the Company’s annual report for the year ended 31 December 2023 (the “2023 Annual Report”) and the Company’s interim report for the six months ended 30 June 2024 (the “2024 Interim Report”), respectively:

	For the six months ended	For the six months ended	Change	For the year ended 31 December	For the year ended 31 December	Change
	30 June 2024	30 June 2023	from 1H2023	2023	2022	from FY2022
	(“1H2024”)	(“1H2023”)	to 1H2024	(“FY2023”)	(“FY2022”)	to FY2023
	RMB’000 (unaudited)	RMB’000 (unaudited)%		RMB’000 (audited)	RMB’000 (audited)%
Total revenues	3,667,464	3,699,803	(0.87)	7,047,461	8,180,107	(13.85)
– Public cloud services	2,421,912	2,313,183	4.70	4,381,741	5,360,282	(18.26)
– Enterprise cloud services	1,245,400	1,385,152	(10.09)	2,663,993	2,816,976	(5.43)
– Others	152	1,468	(89.65)	1,727	2,849	(39.38)
Gross profit	611,600	400,791	52.60	850,169	429,538	97.93
Net loss	(717,334)	(1,107,093)	(35.21)	(2,183,647)	(2,688,388)	(18.77)

As illustrated in the above table, the Group’s total revenues decreased from approximately RMB8,180.1 million for FY2022 to approximately RMB7,047.5 million for FY2023, representing a decrease of approximately 13.85%. With reference to the 2023 Annual Report, such decrease was due to proactive scale-down of content delivery network (“CDN”) services within public cloud services; and more stringent project selection of enterprise cloud services.

Notwithstanding the aforesaid decrease in total revenues, the Group’s gross profit for FY2023 increased by approximately 97.93% as compared to that for FY2022, while the Group’s gross profit margin increased from approximately 5.25% for FY2022 to approximately 12.06% for FY2023, representing an increase of approximately 6.81 percentage points. With reference to the 2023 Annual Report, such increases in the Group’s gross profit and gross profit margin were primarily due to optimization of revenue mix, improvement of business quality and the Group’s effective cost controls. Along with the improvement in the Group’s gross profit and the decrease in the Group’s selling and marketing expenses, general and administrative expense, and research and development expenses, the Group’s net loss for FY2023 decreased by approximately 18.77% as compared to that for FY2022.

The Group’s total revenues was approximately RMB3,667.5 million for 1H2024, representing a slight decrease of approximately 0.87% as compared to that for 1H2023. With reference to the 2024 Interim Report, such decrease was mainly due to the Group’s proactive scale-down of services for CDN customers as partially offset by the strong revenue growth from AI-related customers.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group’s gross profit was approximately RMB611.6 million for 1H2024, representing an increase of approximately 52.60% as compared to that for 1H2023; while the Group’s gross profit margin was approximately 16.68% for 1H2024, representing an increase of approximately 5.85 percentage points as compared to that for 1H2023. With reference to the 2024 Interim Report, such increases in the Group’s gross profit and gross profit margin were mainly due to the Group’s strategic adjustments to revenue mix, AI-related revenue growth, optimized enterprise cloud project selections and efficient cost control measures, showing the Group’s strong commitment to improving its profitability and delivering high-quality and sustainable development. Along with the improvement in the Group’s gross profit, decrease in the Group’s general and administrative expense, and the absence of impairment of long-lived assets, the Group’s net loss for 1H2024 decreased by approximately 35.21% as compared to that for 1H2023.

With reference to the 2024 Interim Report, as at 30 June 2024, the Group’s total assets and net assets were approximately RMB16,461.0 million and RMB6,701.8 million respectively.

As of 30 June 2024, the Group owned two data centers and around 100,000 servers primarily throughout China, and achieved exabyte-level storage capacity. The Group has been investing in its infrastructure to upgrade its computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. The Group purchases servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of its network infrastructure. Looking ahead, the Group will continue to promote high-quality and sustainable development by upholding the principle of “building success based on technology and innovation” to solidify its core capabilities, and continuously improve its profitability. Meanwhile, the Group will continue to focus on the AI sector and enhance its services to its strategic customers within the Xiaomi Group and Kingsoft Group ecosystems, thereby creating long-term value for its customers, shareholders and employees.

Information on Kingsoft Corporation

With reference to the Board Letter, Kingsoft Corporation, the controlling shareholder of the Company, is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Hong Kong Stock Exchange (stock code: 3888). Kingsoft Corporation is principally engaged in the design, research and development, and sales and marketing of the office software products and services of WPS Office; and research and development of games, and the provision of PC games and mobile games services.

As at the Latest Practicable Date, Kingsoft Corporation directly held 37.40% of the Shares, thus is a connected person of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Information on Xiaomi

With reference to the Board Letter, Xiaomi, a substantial shareholder of the Company, is a company incorporated with limited liability in the Cayman Islands on 5 January 2010, whose class B shares are listed on the Hong Kong Stock Exchange (stock code: 1810 (HKD counter) and 81810 (RMB counter)). Xiaomi is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an internet of things (“IoT”) platform at its core.

As at the Latest Practicable Date, Xiaomi directly and indirectly held 12.25% of the Shares, thus is a connected person of the Company.

Reasons for and benefits of the Transactions

With reference to the Board Letter, the provision of the Kingsoft Cloud Services and the Xiaomi Cloud Services, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as both Kingsoft Group and Xiaomi Group’s business expands. Besides, leveraging on Xiaomi’s latest development in innovative businesses, including the rapid growth in smart assisted driving services, the Group will be able to maintain and achieve stable income stream from the growing demand in computing power services of Xiaomi Group, further improving the financial performance of the Group. Additionally, the obtaining of financial support by way of sale and leaseback finance lease, direct finance lease, factoring and secured loan from Xiaomi Group will strengthen the liquidity position, diversify the funding sources in view of the Group’s rapid business growth and increasing expenditure, and address the increasing capital need of the Group in connection with the business operation and development in the field of cloud services and artificial intelligence infrastructure without equity dilution to existing Shareholders.

As noted from the 2023 Annual Report, the Group’s property and equipment primarily comprised of electronic equipment and data center machinery and equipment, with original costs of approximately RMB5,799.7 million in aggregate as at 31 December 2023. Furthermore, we noted from the 2023 Annual Report and the 2024 Interim Report that the Group’s cash outflows for the purchase and prepayment of property and equipment were approximately RMB1,958.8 million and RMB1,866.3 million for FY2023 and 1H2024 respectively. The Xiaomi Financing Services would provide alternative financing means for the Group’s capital expenditures.

As confirmed by the Directors, as the Transactions will be entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be costly and impractical to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders as required by the Hong Kong Listing Rules, if necessary. Accordingly, we concur with the Directors’ view that entering into the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement for governing, amongst others, the Transactions, will be beneficial to the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above factors, we consider the Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

Principal terms of the Transactions

A.	Kingsoft Cloud Services under the 2024 Kingsoft Framework Agreement

Set out below are the principal terms of the Kingsoft Cloud Services, details of which are set out in the section headed “A. 2024 Kingsoft Framework Agreement” of the Board Letter:

Agreement date

19 November 2024

Parties

The Company; and

Kingsoft Corporation

Term

The term will be three years from 1 January 2025 to 31 December 2027, subject to the approval by the Independent Shareholders. The parties agreed that the agreement will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of the transactions

Pursuant to the 2024 Kingsoft Framework Agreement, the Group has agreed to provide, amongst others, the Kingsoft Cloud Services, to the Kingsoft Group, including but not limited to cloud storage, cloud computing services, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services.

Pricing basis and internal procedures

The service fees for the Kingsoft Cloud Services payable by Kingsoft Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, and the prevailing market prices of similar services. The service fees for the Kingsoft Cloud Services shall be no more favourable than those offered by the Group to independent third parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company primarily charges public cloud service customers on a monthly basis based on utilization and duration, and the Company employs a pre-determined formula and procedures for all public cloud service customers (i.e. the Cloud Services Pricing Policy), including Kingsoft Group. The Cloud Services Pricing Policy establishes a structured methodology for pricing public cloud services to ensure fair and commercially competitive terms. Details of the procedures conduct by the Group before entering into any definitive sales agreement with the Group’s customers (including Kingsoft Group) are set out under the sub-section headed “Details of the Cloud Services Pricing Policy” of the section headed “A. 2024 Kingsoft Framework Agreement” of the Board Letter.

For our due diligence purpose, we randomly selected one month for each of FY2022, FY2023 and the nine months ended 30 September 2024 (“9M2024”) and obtained a transaction document in respect of the Kingsoft Cloud Services for each of the selected month (three transaction documents in total), together with a transaction document in respect of similar cloud services provided by the Group to independent third parties for comparison (three transaction documents in total). Given that the samples were randomly selected by us and covered the service fees of Kingsoft Cloud Services for one month for each of FY2022, FY2023 and 9M2024, we considered the samples reviewed are sufficient, fair and representative for our assessment. We noted from the transaction documents that the prices of Kingsoft Cloud Services offered by the Group to Kingsoft Corporation Group were no less favourable to the Group as compared to those offered by the Group to independent third parties.

With reference to the Board Letter, the Group adopted various measures to ensure the fair pricing of the Kingsoft Cloud Services, in particular, the relevant personnel of the business department of the Company will conduct quarterly checks on the standard price published on the website of the Company, the prevailing market conditions and practices of cloud services (including market fee rates, where applicable) and the pricing and terms provided by the Group to independent third parties for the purpose of considering if the services fee charged for a specific type of transaction is no more favourable to that offered by the Group to independent third parties, and the Group will review, adjust and approve the pricing policies regularly when it deems necessary. Details of which are set out under the section headed “IV. Internal Control Measures” of the Board Letter.

With reference to the 2023 Annual Report, the auditor of the Company carried out review procedures for the Group’s continuing connected transactions (including the Kingsoft Cloud Services) for FY2023 in accordance with Hong Kong Standard on Assurance Engagement 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 (Revised) “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants on the continuing connected transactions. The auditor of the Company has issued an unqualified letter containing their conclusions in respect of the continuing connected transactions to the Board in accordance with Rule 14A.56 of the Hong Kong Listing Rules (the “Auditor’s Confirmation”). Furthermore, the independent non-executive Directors had also reviewed the Group’s continuing connected transactions (including the Kingsoft Cloud Services) for FY2023 and confirmed that these transactions had been entered into (1) in the ordinary and usual course of business of the Group; (2) on normal commercial terms or better; and (3) according to the agreement governing the transaction on terms that are fair and reasonable and in the interests of the Shareholders as a whole (the “INEDs’ Confirmation”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Proposed annual caps

Set out below are (i) the historical transaction amounts in respect of the Kingsoft Cloud Services for the three years ending 31 December 2024, together with the existing annual caps; and (ii) the proposed annual caps in respect of the Kingsoft Cloud Services for the three years ending 31 December 2027:

	For the year ended 31 December 2022	For the year ended 31 December 2023	For the year ending 31 December 2024
	RMB million	RMB million	RMB million
Historical transaction amounts in respect of Kingsoft Cloud Services	198.8	236.0	218.2 (Note)
Existing annual caps	213.1	265.3	330.5
Utilisation rates	93.29%	88.96%	N/A

	For the year ending 31 December 2025	For the year ending 31 December 2026	For the year ending 31 December 2027
	RMB million	RMB million	RMB million
Proposed annual caps	469.1	597.0	775.5

Note: the figure was for 9M2024.

With reference to the Board Letter, the proposed annual caps for the Kingsoft Cloud Services for the three years ending 31 December 2027 were determined with reference to the factors as set out under the sub-section headed “(3) Basis of determination of the proposed annual caps” of the section headed “A. 2024 Kingsoft Framework Agreement” of the Board Letter.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the above table, the utilisation rates of the existing annual caps for the Kingsoft Cloud Services were approximately 93.29% and 88.96% for FY2022 and FY2023 respectively. The Company upward adjusted the proposed annual caps for the Kingsoft Cloud Services for the three years ending 31 December 2027 as compared to the existing annual cap for the year ending 31 December 2024 (“FY2024”).

To assess the fairness and reasonableness of the proposed annual caps for the three years ending 31 December 2027, we obtained from the Company a calculation, setting out (i) the historical transaction amounts of Kingsoft Cloud Services for the two years ended 31 December 2023 and 9M2024; and (ii) the estimated transaction amount of the Kingsoft Cloud Services for the four years ending 31 December 2027 (“Kingsoft Cloud Calculation”). According to the Kingsoft Cloud Calculation:

(i)	the estimated transaction amount of Kingsoft Cloud Services for the four years ending 31 December 2027 primarily comprised of (a) AI-related cloud services (approximately 26% to 33%); and (b) non-AI-related cloud services (approximately 67% to 74%);

(ii)	the estimated transaction amount of Kingsoft Cloud Services for the three years ending 31 December 2027 (representing the proposed annual caps) were formulated based on the estimated transaction amount of Kingsoft Cloud Services for FY2024; and

(iii)	the estimated transaction amount of Kingsoft Cloud Services for FY2024 approximates to the annualised transaction amount based on the historical transaction amount of Kingsoft Cloud Services for 9M2024.

We consider the use of the estimated transaction amount of Kingsoft Cloud Services for FY2024 to formulate the estimated transaction amount of Kingsoft Cloud Services for the three years ending 31 December 2027 (representing the proposed annual caps) is appropriate.

We enquired into the Directors and understood that the AI-related cloud services under the Kingsoft Cloud Services primarily related to the new AI solution product launched by Beijing Kingsoft Office Software, Inc. (a subsidiary of Kingsoft Corporation listed on the science and technology innovation board of the Shanghai Stock Exchange, together with its subsidiaries, the “Kingsoft Office Group”) in July 2024. Without taking into account the aforesaid AI-related cloud services, the estimated transaction amount of Kingsoft Cloud Services for FY2024 remains at similar level as that for FY2023; while the estimated transaction amounts of Kingsoft Cloud Services (excluding the AI-related cloud services) for each of the three years ending 31 December 2027 represents year-on-year growth rates of approximately 39%, approximately 31% and approximately 28% respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the fairness and reasonableness of the aforesaid estimated growth rates, we searched for the market size of the global public cloud market and the PRC public cloud market.

According to Wind Financial Terminal, the market size of the global public cloud market for the five years from 2019 to 2023 are set out below:

	2019	2020	2021	2022	2023
	US$ billion	US$ billion	US$ billion	US$ billion	US$ billion
Global market size of public cloud market	227.80	266.40	412.63	490.33	591.79
Year-on-year change Compound annual		16.94%	54.89%	18.83%	20.69%
growth rate (“CAGR”)					26.96%

According to Statista, the market size of the public cloud market in the PRC for the five years from 2019 to 2023 are set out below:

	2019	2020	2021	2022	2023
	US$ billion	US$ billion	US$ billion	US$ billion	US$ billion
Market size of public cloud market in the PRC	15.62	21.84	32.01	39.97	48.70
Year-on-year change		39.82%	46.57%	24.87%	21.84%
CAGR					32.88%

As shown in the above tables, the market size of global public cloud market increased from approximately US$227.80 billion for 2019 to approximately US$591.79 billion for 2023, with year-on-year growth ranging from approximately 16.94% to approximately 54.89% and CAGR of approximately 26.96%; while the market size of public cloud market in the PRC increased from approximately US$15.62 billion for 2019 to approximately US$48.70 billion for 2023, with year-on-year growth ranging from approximately 24.87% to approximately 46.57% and CAGR of approximately 32.88%.

Furthermore, we noted from Kingsoft Corporation’s past annual reports that its accumulated paying active subscribers increased from approximately 12.02 million subscribers as at 31 December 2019 to approximately 35.49 million subscribers as at 31 December 2023, representing a CAGR of approximately 31.8%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above, we do not doubt the reasonableness of the estimated growth rates adopted in formulating the estimated transaction amounts of Kingsoft Cloud Services (excluding the AI-related cloud services) for each of the three years ending 31 December 2027.

As noted from the Kingsoft Corporation’s interim report for 1H2024, in July 2024, Kingsoft Office Group launched its new AI solution product for individuals and enterprises. As mentioned in the section headed “Information on the Group” above, despite that the Group’s revenue for 1H2024 decreased by approximately 0.87% as compared to that for 1H2023, due to the Group’s proactive scale-down of services for CDN customers, such decrease was offset by the strong revenue growth of AI-related customers. We understood from the Directors that with the introduction of a new AI solution product by Kingsoft Office Group, it is expected that the use of Kingsoft Cloud Services by Kingsoft Office Group in area of AI-related cloud services shall experience significant growth. As stimulated by the launch of the said AI solution product, it is expected that the use of new AI office assistants in the Kingsoft Office Group’s office applications would also increase the use of Kingsoft Cloud Services in area of non-AI-related cloud services.

We noted from the Kingsoft Cloud Calculation that a buffer of 2% was incorporated in the estimated transaction amount of AI-related cloud services under the Kingsoft Cloud Services for each of the three years ending 31 December 2027. We understood from the Directors that such buffer was incorporated to cater for the possible further demand for cloud storage from the relevant AI-related cloud services.

We noted from other Hong Kong listed companies’ circulars regarding continuing connected transactions that the incorporation of buffer of 10% in proposed annual caps are not uncommon among companies listed on the Hong Kong Stock Exchange. Accordingly, we do not doubt the reasonableness of the buffer of 2% incorporated in the estimated transaction amount of AI-related cloud services under the Kingsoft Cloud Services for the three years ending 31 December 2027.

Having considered the above, we are of the view that the proposed annual caps for the three years ending 31 December 2027 are fair and reasonable.

Shareholders should note that as the proposed annual caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2027, and it does not represent forecasts of revenue to be generated from the Kingsoft Cloud Services. Consequently, we express no opinion as to how closely the revenue to be generated from the Kingsoft Cloud Services will correspond with the proposed annual caps.

Having considered the above, including the principal terms of the Kingsoft Cloud Services and the proposed annual caps, we are of the view that the terms of the Kingsoft Cloud Services are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

B.	2024 Xiaomi Framework Agreement

Set out below are the principal terms of the transactions contemplated under the 2024 Xiaomi Framework Agreement, details of which are set out in the section headed “B. 2024 Xiaomi Framework Agreement” of the Board Letter:

Date

19 November 2024

Parties

The Company; and Xiaomi

Term

The term will be three years from 1 January 2025 to 31 December 2027, subject to the approval by the Independent Shareholders. The parties agreed that the agreement will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of the Xiaomi Transactions

(i)	Cloud services: the Group has agreed to provide cloud services to the Xiaomi Group, including but not limited to cloud storage, cloud computing services, computing power services, comprehensive cloud solutions, and technical support, maintenance and upgrading services and other related or similar services;

(ii)	Financing services: Xiaomi Group has agreed to provide financing services to the Group by way of sale and leaseback finance lease and direct finance lease (“Xiaomi Finance Lease Services”), recourse and non-recourse factoring (“Xiaomi Factoring Services”) and secured loans (“Xiaomi Loan Services”). The target assets of the sale and leaseback finance lease include servers, network devices and other ancillary facilities owned by the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pricing basis and internal procedures

To ensure the pricing under the 2024 Xiaomi Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the price/service fees shall be no less favourable than those offered by independent third parties to the Group and those offered by Xiaomi Group to independent third parties. Specifically:

(i)	Cloud services: The service fees for the Xiaomi Cloud Services shall be determined on an arm’s-length basis between the parties with reference to, among others, the costs and expenses of such services, the transaction amount, the expected profit margin of the Group, the service price offered by the Group to other independent third parties and the prevailing market prices of services with similar technical specifications and quantities. The service fees for the Xiaomi Cloud Services shall be no more favourable than those offered by the Group to independent third parties.

(ii)	Financing services: The fees (including the interest rate and rent, if applicable) for the Xiaomi Financing Services shall be determined on an arm’s-length basis between the parties with reference to, among others, the market price or book value of the leased assets (if applicable), the then-current LPR published by the People’s Bank of China and the prevailing market financing cost for the similar financing services.

The Company primarily charges public cloud service customers on a monthly basis based on utilization and duration, and the Company employs a pre-determined formula and procedures for all public cloud service customers (i.e. the Cloud Services Pricing Policy), including Xiaomi Group. The Cloud Services Pricing Policy establishes a structured methodology for pricing public cloud services to ensure fair and commercially competitive terms. Details of the procedures conduct by the Group before entering into any definitive sales agreement with the Group’s customers (including Xiaomi Group) are set out under the sub-section headed “Details of the Cloud Services Pricing Policy” of the section headed “A. 2024 Kingsoft Framework Agreement” of the Board Letter.

We noted from the Board Letter that the Group had not entered into any transactions relating to Xiaomi Factoring Services and Xiaomi Loan Services during the two years ended 31 December 2023 and 1H2024.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For our due diligence purpose, we randomly selected (i) one month for each of FY2022, FY2023 and 9M2024 and obtained a transaction document in respect of the Xiaomi Cloud Services for each of the selected month (three transaction documents in total), together with a transaction document in respect of similar cloud services provided by the Group to independent third parties for comparison (three transaction documents in total); and (ii) three individual agreements from a list of individual agreements provided by the Company in respect of Xiaomi Finance Lease Services for FY2022, FY2023 and 9M2024, and obtained the same together with the relevant approval records. Given that the samples were randomly selected by us and covered (i) the service fees of Xiaomi Cloud Services for one month for each of FY2022, FY2023 and 9M2024; and (ii) more than 40% of the financing amount under the Xiaomi Finance Lease Services for each of FY2022, FY2023 and FY2024, we considered the samples reviewed are sufficient, fair and representative for our assessment. We noted from the transaction documents that the prices of Xiaomi Cloud Services offered by the Group to Xiaomi Group were no less favourable to the Group as compared to those offered by the Group to independent third parties; and we noted from the individual agreements in respect of Xiaomi Finance Lease Services that the relevant interest rates were either (a) no less favourable to the Group as compared to the then prevailing LPR; or (b) (in case where the relevant interest rates were higher than the then prevailing LPR) approved by the audit committee of the Company after considering the finance lease amount, underlying assets and the availability of similar finance lease services for such underlying assets, term of the finance lease and relevant composite borrowing costs.

As noted from the Listing Document, the purchase price of the leased assets and the lease interest payment under the sale-and-leaseback arrangement pursuant to the 2022 Xiaomi Framework Agreement shall be determined after arm’s-length negotiations between the Group and Xiaomi Group with reference to, among others, the nature and the original cost of the leased assets and the benchmark interest rates for RMB-denominated loans published by the People’s Bank of China on a regular basis or the interest rates charged or quoted by other major finance institutions for providing services of similar nature. Given that the audit committee of the Company had assessed and approved the Xiaomi Finance Lease Services after considering the finance lease amount, underlying assets and the availability of similar finance lease services in the case where the relevant interest rates were higher than the then prevailing LPR, we do not doubt the Group’s compliance of the pricing basis under the 2022 Xiaomi Framework Agreement in respect of the sampled agreements.

With reference to the Board Letter, the Group adopted various measures to ensure the fair pricing of the Xiaomi Transactions, in particular, (i) in respect of the Xiaomi Cloud Services, the relevant personnel of the business department of the Company will conduct quarterly checks on the standard price published on the website of the Company, the prevailing market conditions and practices of cloud services (including market fee rates, where applicable) and the pricing and terms provided by the Group to independent third parties for the purpose of considering if the services fee charged for a specific type of transaction is no more favourable to that offered by the Group to independent third parties, and the Group will review, adjust and approve the pricing policies regularly when it deems necessary; (ii) in respect of the Xiaomi Financing Services, the finance department of the Company will, before entering into each specific agreement, (a) check the then-current LPR published by the People’s Bank of China; and (b) compare the interest rate with that for similar type of financing services offered by at least two major commercial banks or financial institutions. Details of which are set out under the section headed “IV. Internal Control Measures” of the Board Letter.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the 2023 Annual Report, the auditor of the Company carried out review procedures for the Group’s continuing connected transactions (including the Xiaomi Cloud Services and the Xiaomi Finance Lease Services) and provided the Auditor’s Confirmation). Furthermore, the independent non-executive Directors had also reviewed the continuing connected transactions (including the Xiaomi Cloud Services and the Xiaomi Finance Lease Services) for FY2023 and provided the INEDs’ Confirmation.

Proposed annual caps in respect of Xiaomi Cloud Services

Set out below are (i) historical transaction amount in respect of Xiaomi Cloud Services for the three years ending 31 December 2024, together with their existing annual caps; and (ii) the proposed annual caps in respect of Xiaomi Cloud Services for the three years ending 31 December 2027:

	For the year ended 31 December 2022	For the year ended 31 December 2023	For the year ending 31 December 2024
	RMB million	RMB million	RMB million
Historical transaction amounts in respect of Xiaomi Cloud Services	879.2	868.3	859.6 (Note)
Existing annual caps	1,111.8	1,343.0	1,622.7
Utilisation rates	79.08%	64.65%	N/A

	For the year ending 31 December 2025	For the year ending 31 December 2026	For the year ending 31 December 2027
	RMB million	RMB million	RMB million
Proposed annual caps for Xiaomi Cloud Services	2,309.8	3,138.3	4,035.1

Note: the figure was for 9M2024.

With reference to the Board Letter, the proposed annual caps for the Xiaomi Cloud Services for the three years ending 31 December 2027 were determined with reference to the factors as set out under the sub-section headed “(3) Basis of determination of the proposed annual caps” of the section headed “B. 2024 Xiaomi Framework Agreement” of the Board Letter.

According to the above table, the utilisation rates of the existing annual caps for the Xiaomi Cloud Services were approximately 79.08% and 64.65% for FY2022 and FY2023 respectively. The Company upward adjusted the proposed annual caps for the Xiaomi Cloud Services for the three years ending 31 December 2027 as compared to the existing annual cap for FY2024.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the fairness and reasonableness of the proposed annual caps for the three years ending 31 December 2027, we obtained from the Company a calculation, setting out (i) the historical transaction amounts of Xiaomi Cloud Services for the two years ended 31 December 2023 and 1H2024; and (ii) the estimated transaction amount of the Xiaomi Cloud Services for the four years ending 31 December 2027 (“Xiaomi Cloud Calculation”). According to the Xiaomi Cloud Calculation:

(i)	the estimated transaction amount of Xiaomi Cloud Services for the four years ending 31 December 2027 primarily comprised of (a) innovative-based cloud services (approximately 25% to 51%); and (b) non-innovative-based cloud services (approximately 49% to 75%); and

(ii)	the estimated transaction amount of Xiaomi Cloud Services for the three years ending 31 December 2027 (representing the proposed annual caps) were formulated based on the estimated transaction amount of Xiaomi Cloud Services for FY2024.

Although the annualised transaction amount for FY2024 based on the historical transaction amount of Xiaomi Cloud Services for 9M2024 was far less than the estimated transaction amount for FY2024; and the estimated transaction amount for FY2024 was also far less than the proposed annual caps, we understood from the Directors that the significant increase in the estimated transaction amount for the three months ending 31 December 2024 and the three years ending 31 December 2027 was considered primarily based on the Group’s estimated increase in the demand of innovative-based cloud services under the Xiaomi Cloud Services, which is expected to be brought by the exponential growth in Xiaomi Group’s emerging smart electric vehicles business.

As noted from the Xiaomi Cloud Calculation, the non-innovative-based cloud services provided to Xiaomi Group for FY2023 decreased by approximately 14% as compared to that for FY2022 and the Company expected that the transaction amounts for non-innovative-based cloud services for FY2024 will recover and shall represent an increase of approximately 25% as compared to that for FY2022.

In formulating the estimated transaction amounts of non-innovative-based cloud services under the Xiaomi Cloud Services for the three years ending 31 December 2027, the Directors made reference to the estimated transaction amount for FY2024 and adopted year-on-year growth rates of approximately 27%, approximately 18% and approximately 15% respectively. Based on our research on the market size of the global public cloud market and the PRC’s public cloud market as set out under the section headed “A. Kingsoft Cloud Services under the 2024 Kingsoft Framework Agreement” above, we do not doubt the reasonableness of such growth rates.

In respect of the innovative-based cloud services under the Xiaomi Cloud Services, we enquired into the Directors and understood that such services primarily related to Xiaomi Group’s existing artificial intelligence of things (“AIoT”) business (accounting for approximately 10% to 17% of the innovative-based cloud services) and the R&D of its new smart electric vehicles (“EV”) business (accounting for approximately 83% to 90% of the innovative-based cloud services).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In formulating the estimated transaction amounts of cloud services related to AIoT under the Xiaomi Cloud Services for the three years ending 31 December 2027, the Directors had made reference to the estimated transaction amount for FY2024 and adopted year-on-year growth rates of approximately 40%, approximately 25% and approximately 12% respectively. We noted from the Xiaomi’s annual report for FY2023 that Xiaomi Group’s key AIoT products achieved remarkable success in the PRC and globally, with its revenue from smart large home appliances recorded year-on-year increase of nearly 40% in FY2023. Furthermore, as at 31 December 2023, the number of connected IoT devices on Xiaomi Group’s AIoT platform reached 739.7 million, representing a year-on-year increase of approximately 25.5%; while the number of users with five or more devices connected to Xiaomi Group’s AIoT platform reached 14.5 million, representing a year-on-year increase of approximately 25.3%.

With the growing demand for Xiaomi Group’s smart large home appliances, as illustrated by the year-on-year increase in Xiaomi Group’s revenue from smart large home appliances, we do not doubt the reasonableness of the growth rates adopted in formulating the estimated transaction amounts of cloud services related to AIoT under the Xiaomi Cloud Services for the three years ending 31 December 2027.

In respect of the innovative-based cloud services for R&D of Xiaomi Group’s smart EV business, with a view to deepening the collaboration with Xiaomi Group and to satisfy its continuous growth of demand as a result of its emerging business segment of smart EV and other new initiatives, it is expected that Xiaomi Group would utilise the Xiaomi Cloud Services in areas such as (i) machine learning models for the development of smart EV; (ii) high-resolution image processing, sensor data from autonomous system, and user data management for connected car ecosystem driven by the anticipated increasing data storage to be used; and (iii) logistics, monitoring performance, and delivering over-the-air updates to smart EVs during its production and operation process. We noted from Xiaomi’s interim report for 1H2024 that Xiaomi Group launched its first smart EV product in March 2024 and delivered 27,367 units of its smart EV during 1H2024. Driven by its user demand, Xiaomi Group expected to achieve the delivery of 100,000 units of smart EV by November 2024. We noted from a news article dated 13 November 2024 published by Hong Kong Economic Times that Xiaomi Group had completed the production and sale of 100,000 units of Xiaomi Group’s smart EV as of 13 November 2024, being only 230 days since the release of their smart EV and making them the fastest new energy vehicle enterprise to achieve such result. With reference to Xiaomi’s results announcement for 9M2024, Xiaomi Group will strive to achieve the new target of delivering 130,000 vehicles of smart EV for the entire year of 2024. We concur with the Directors that the Group’s estimated transaction amounts of Xiaomi Cloud Services related to its smart EV business will experience exponential growth during the three years ending 31 December 2027, driven by the market demand for Xiaomi Group’s smart EV.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We noted from the Xiaomi Cloud Calculation that a buffer of 2% was incorporated in the estimated transaction amount of innovative-based cloud services for Xiaomi Group’s smart EV business for each of the three years ending 31 December 2027. We understood from the Directors that such buffer was incorporated to cater for the possible further demand for cloud storage from the relevant innovative-based cloud services.

We noted from other Hong Kong listed companies’ circulars regarding continuing connected transactions that the incorporation of buffer of 10% in proposed annual caps are not uncommon among companies listed on the Hong Kong Stock Exchange. Accordingly, we do not doubt the reasonableness of the buffer of 2% incorporated in the estimated transaction amount of innovative-based cloud services for Xiaomi Group’s smart EV business for the three years ending 31 December 2027.

Having considered the above, we are of the view that the proposed annual caps for the Xiaomi Cloud Services for the three years ending 31 December 2027 are fair and reasonable.

Proposed annual caps in respect of Xiaomi Financing Services

Set out below are (i) historical maximum outstanding balance of finance lease and interest in respect of Xiaomi Finance Lease Services, together with the existing annual caps (there was no historical transaction amount in respect of Xiaomi Factoring Services and Xiaomi Loan Services); and (ii) the proposed annual caps in respect of each of Xiaomi Finance Lease Services, Xiaomi Factoring Services and Xiaomi Loan Services for the three years ending 31 December 2027:

	For the year ended 31 December 2022	For the year ended 31 December 2023	For the year ending 31 December 2024
	RMB million	RMB million	RMB million
Maximum outstanding balance of finance lease and interest in respect of Xiaomi Finance Lease Services	753.6	814.9	724.5 (Note)
Existing annual caps	1,400.0	1,400.0	1,400.0
Utilisation rates	53.83%	58.21%	N/A

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ending 31 December 2025	For the year ending 31 December 2026	For the year ending 31 December 2027
	RMB million	RMB million	RMB million
Proposed annual caps for
– Xiaomi Finance Lease Services	1,200.0	1,200.0	1,200.0
–Xiaomi Factoring Services	1,200.0	1,200.0	1,200.0
–Xiaomi Loan Services	2,000.0	2,000.0	2,000.0

Note: the figure was for 9M2024.

With reference to the Board Letter, the proposed annual caps for the Xiaomi Financing Services for the three years ending 31 December 2027 were determined with reference to the factors as set out under the sub-section headed “(3) Basis of determination of the proposed annual caps” of the section headed “B. 2024 Xiaomi Framework Agreement” of the Board Letter.

According to the above table, the utilisation rates of the existing annual caps for the Xiaomi Finance Lease Services were approximately 53.83% and 58.21% for FY2022 and FY2023 respectively. The Company upward adjusted the proposed annual caps for the Xiaomi Finance Lease Services for the three years ending 31 December 2027 as compared to the existing annual cap for the year ending 31 December 2024.

As noted from the above table, the highest outstanding balance in respect of Xiaomi Finance Lease Services was approximately RMB724.5 million for the 9M2024. Furthermore, we noted from the Company’s announcements that from August 2024 to September 2024, the Group entered into various finance lease framework agreements with independent third parties for direct finance lease with financing amount of approximately RMB1,095 million in aggregate. The aforesaid demonstrated the Group’s possible demand for Xiaomi Finance Lease Services.

With reference to the 2024 Interim Report, as at 30 June 2024, the Group’s account receivables (net of impairment) and secured loan were approximately RMB1,681 million and RMB1,793 million respectively. The Group’s account receivables (net of impairment) indicated the Group’s possible demand for Xiaomi Factoring Services and financial resources available for obtaining such services as Xiaomi Factoring Services involve sales of the Group’s account receivables for financing. The Group’s secured loan balance also indicates the Group’s possible demand for Xiaomi Loan Services to meet the Group’s business needs with sufficient working capital in the course of its daily operations and further investment in AI infrastructures.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the Board Letter, to meet the increasing market demand of cloud services, the Company has been actively investing and will continue to accelerate its investment into infrastructure. The key priorities include (a) the procurement of new servers for AI-related services, to enhance the computing power and storage capabilities with a view to delivering higher-quality cloud service to customers of the Group; and (b) investment in other fixed assets. With reference to the 2023 Annual Report, the Group’s total capital expenditure was RMB1,964.7 million for FY2023. It is expected that the Company will continue to have financing demand amounting to approximately RMB2 billion to RMB3 billion for each of the three years ending 31 December 2027, as a result of the Company’s anticipated capital expenditure in fixed assets. To ensure financial stability and optimize the overall capital structure of the Group, the Company has also taken into account its current level of short-term borrowings (with reference to the 2024 Interim Report, the Group’s short-term borrowings were approximately RMB1.1 billion as at 31 December 2023 and approximately RMB1.5 billion as at 30 June 2024). It is anticipated that the amount of debt repayment will amount to around RMB1 billion to RMB2 billion per annum for the three years ending 31 December 2027.

Having also considered the above, we are of the view that the proposed annual caps for each of the Xiaomi Finance Lease Services, Xiaomi Factoring Services and Xiaomi Loan Services for the three years ending 31 December 2027 to be fair and reasonable.

Shareholders should note that as the proposed annual caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2027, and it does not represent forecasts of revenue to be generated from the Xiaomi Cloud Services or maximum amounts of each of the Xiaomi Financing Services. Consequently, we express no opinion as to how closely the revenue from/maximum value under each of the Xiaomi Transactions will correspond with the respective proposed annual caps.

Having considered the principal terms of the Xiaomi Transactions as set out above, we are of the view that the terms of Xiaomi Transactions (including the proposed annual caps) are fair and reasonable.

Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the total amounts/maximum values of the Transactions must be restricted by the respective annual caps for the period concerned under the 2024 Kingsoft Framework Agreement and 2024 Xiaomi Framework Agreement; (ii) the terms of the Transactions (including the annual caps) must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Transactions must be included in the Company’s subsequent published annual reports. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Transactions (i) has not been approved by the Board; (ii) was not, in all material respects, in accordance with the relevant agreement governing the transaction; and (iii) has exceeded the proposed annual caps. In the event that the total amounts/maximum values of the Transactions are anticipated to exceed the annual caps, or that there is any proposed material amendment to the terms of the Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Transactions and thus the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Transactions are on normal commercial terms and are fair and reasonable; and (ii) the Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director

Note:	Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has around 30 years of experience in investment banking industry.

APPENDIX	GENERAL INFORMATION

I.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

II.	DIRECTORS’ INTERESTS OR SHORT POSITIONS IN EQUITY SECURITIES

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of Interest	Number of Issued Shares		Number of Shares underlying Outstanding Options/RSUs Granted		Approximate Percentage of Shareholding of the Issued Share Capital of the Company(2)
						(%)
Mr. Lei Jun(3)	Interest in controlled corporation	466,161,000	(L)	Nil		12.25
Mr. Zou Tao(4)	Beneficial interest	2,000,000	(L)	Nil		0.05
Mr. He Haijian(5)	Beneficial interest	2,787,000	(L)	5,827,095	(L)	0.23

Notes:

(1)	The letter “L” denotes a long position in the Shares.

(2)	Calculated on basis of the total number of issued shares of the Company as of the Latest Practicable Date, being 3,805,284,801 Shares.

(3)	Mr. Lei Jun has the majority voting power in Xiaomi Corporation and is deemed to be interested in those Shares held by Xiaomi Corporation under the SFO. Mr. Lei Jun, the non-executive Director and Chairman, is also the director of Xiaomi and Kingsoft Corporation.

(4)	Mr. Zou Tao, the executive Director, is also the executive director of Kingsoft Corporation.

APPENDIX	GENERAL INFORMATION

(5)	Represents the beneficial interest in (i) 5,560,000 Shares underlying the outstanding RSUs granted to him under the 2013 Share Award Scheme; (ii) 15,482 Shares underlying the outstanding share options granted to him under the 2013 Share Option Scheme; and (iii) 251,613 Shares underlying the outstanding share options granted to him under the 2021 Share Incentive Plan.

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interest or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at the Latest Practicable Date.

III.	OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date,

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since December 31, 2023, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)	save as disclosed in this circular, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)	none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation);

(d)	none of the Directors and their respective close associate(s) was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group and requires disclosure under Rule 8.10 of the Hong Kong Listing Rules; and

(e)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

APPENDIX	GENERAL INFORMATION

IV.	CONSENT OF EXPERT

At the Latest Practicable Date, Gram Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

The following is the qualification of Gram Capital, who has given its opinions or advice which are contained in this circular:

Name	Qualification

Gram	Capital A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO

As at the Latest Practicable Date, Gram Capital (i) did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and (ii) did not have any direct or indirect interest in any assets which have been, since December 31, 2023, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to any member of the Group.

V.	MATERIAL ADVERSE CHANGE

The Directors confirm that there was no material adverse change in the financial or trading position of the Group since December 31, 2023, the date to which the latest published audited consolidated financial statements of the Group were made up, and up to the Latest Practicable Date.

VI.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the EGM:

(a)	the 2024 Kingsoft Framework Agreement; and

(b)	the 2024 Xiaomi Framework Agreement.

NOTICE OF THE EGM

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “EGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at 10:00 a.m., Hong Kong time on December 31, 2024 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the circular the Company dated November 29, 2024):

ORDINARY RESOLUTIONS

1.	“THAT the terms of the 2024 Kingsoft Framework Agreement entered into by the Company and Kingsoft Corporation on November 19, 2024 and the cloud services contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed.”

2.	“THAT the terms of the 2024 Xiaomi Framework Agreement entered into by the Company and Xiaomi on November 19, 2024 and the transactions contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed.”

3.	“THAT any one executive Director be and is hereby authorized to (i) determine the relevant commercial terms arising from the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement on behalf the Company, and (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement and completing relevant transactions.”

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on November 29, 2024, Hong Kong time, as the record date of Shares (the “Share Record Date”). Holders of the Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

NOTICE OF THE EGM

Holders of record of American depositary shares (the “ADSs”) as of the close of business on November 29, 2024, New York Time (the “ADS Record Date”, together with the Share Record Date, the “Record Dates”), must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if the ADSs are held by a holder on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if the ADSs are held by any of them on behalf of a holder, as the case may be.

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on the website of the Company at https://ir.ksyun.com.

Holders of the Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs), if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on December 29, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, November 29, 2024